11-23-2004

SECUR [barcode] IMISSION

04019838

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53706

NOV 22 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2003 (MM/DD/YY) AND ENDING 9/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gordian Knot Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue - Suite 740
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juliette Saisselin — 212-897-4454 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
NOV 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Juliette Saisselin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordian Knot Inc., as of November, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Juliette Saisselin
Signature

President
Title

Karen Wilson
Notary Public

KAREN A. WILSON
Notary Public, State of New York
No. 314946714
Qualified in New York County
Commission Expires 2/6/2007

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDIAN KNOT INC.

STATEMENT OF FINANCIAL POSITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2004

GORDIAN KNOT INC.

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To Board of Directors and Shareholder of
Gordian Knot Inc.

We have audited the accompanying statement of financial condition of Gordian Knot Inc. (the "Company") as of September 30, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Gordian Knot Inc. as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
October 14, 2004

GORDIAN KNOT INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2004

ASSETS		
Cash	$	426,960
Due from parent		340,615
Property and equipment, net		31,938
Leasehold deposit		511,734
Deferred income taxes		11,872
Other assets		4,345
	$	1,327,464
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	214,138
Deferred rent		32,066
Income taxes payable		17,844
Total liabilities		264,048
Commitments and contingencies		
Stockholder's equity		
Common stock, $.01 par value, authorized, issued, and outstanding 10,000 shares		100
Additional paid-in capital		944,032
Retained earnings		119,284
Total stockholder's equity		1,063,416
	$	1,327,464

See accompanying notes to financial statements.

1. Nature of business

Gordian Knot Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD), which was incorporated in the State of New York in December 1998. The Company is a wholly owned subsidiary of Gordian Knot, Ltd. (the "Parent"), a private limited company incorporated under the laws of England and Wales. The Company was established to engage in brokerage activity in connection with the sale of securities to customers for which the Parent provides investment management services.

2. Summary of significant accounting policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the straight-line method as follows:

Asset	Useful Life
Furniture and fixtures	5 years
Office equipment	3 years
Leasehold improvements	Term of lease

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Related party transaction

Under a servicing agreement, the Parent pays a fee to the Company for services to certain customers of the Parent equal to 105% of the expenses attributable to such activities, excluding income taxes. Such amounts are included as servicing fee income in the Statement of Operations. Due from parent on the Statement of Financial Condition includes amounts due to the Company pursuant to the servicing agreement.

4. Property and equipment

Details of property and equipment at September 30, 2004 are as follows:

Furniture and fixtures	$	86,308
Office equipment		68,792
Leasehold improvements		11,125
		166,225
Less accumulated depreciation and amortization		134,287
	$	31,938

5. Leasehold deposit

The Company entered into a property rental lease on January 29, 2001 ("rental commencement date") for a term of eighty-six months which ends March 31, 2008. In connection with this lease, the Company placed a cash deposit with the lessor in the amount of $504,390 which is being held in an interest bearing account. The lessor is entitled to an administration fee of 1% for the management of such interesting bearing account. The Company earned approximately $2,000 of interest on the rental deposit for the year ended September 30, 2004. Provided the Company is not in default under the lease agreement, the deposit will be reduced by a range of $126,098 to $378,292 effective on the fourth anniversary of the rental commencement date. The deposit will further be reduced by a range of $126,098 to $252,194 on the fifth anniversary date of the rental commencement date.

6. Concentrations

The Company maintains all of its cash in a financial institution, which at times, may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk on cash.

7. Commitments

The Company leases its facility under a non-cancelable lease which expires March 31, 2008. The lease provides for escalations based on certain increases in costs incurred by the lessor.

Aggregate future minimum annual rental payments in the years subsequent to September 30, 2004 are as follows:

Year ending September 30,		
2005	$	261,096
2006		261,096
2007		261,096
Thereafter		130,548
	$	913,836

Rent expense for the year ended September, 2004 was approximately $270,000.

The Company received a two-month rent abatement at the rental commencement date. The abatement has been reflected as a liability on the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

8. Retirement plan

The Company maintains a retirement plan (the "Plan") for eligible participants to make voluntary contributions of a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company makes a 7% contribution to the Plan and may make a matching contribution at the discretion of the Board of Directors. At September 30, 2004, the Company incurred expenses related to the Plan in the amount of $25,641.

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2004, the Company's net capital was approximately $162,000, which was approximately $144,000 in excess of its minimum requirement of approximately $18,000.

11. Off-balance sheet risk

FASB Interpretation No. 45, ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. The Company currently is not obligated under any guarantee agreements.

12. Income taxes

The provision for income taxes for the year ended September 30, 2004 consists of the following:

Current		
Federal	$	7,533
State and local		13,061
	$	20,594

The components of the Company's deferred tax asset at September 30, 2004 are as follows:

Deferred tax asset		
Accumulated depreciation	$	2,252
Straight-line of rent		9,620
	$	11,872

The Company has not established a valuation allowance for deferred tax assets as it has a history of profitable operations and management believes that the tax asset will be fully realized through future operating profits.